Protara Therapeutics, Inc.

345 Park Avenue South, 3rd Floor

New York, NY, 10010

May 20, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Protara Therapeutics, Inc.
Registration Statement on Form S-3
Filing Date May 14, 2026
File No. 333-295862
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Protara Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-295862, to 9:30 a.m., Eastern Time, on May 22, 2026, or as soon thereafter as practicable.

Please contact Jennifer Lee of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4800 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Patrick Fabbio
Patrick Fabbio
Chief Financial Officer